Weibo Corporation

8/F, QIHAO Plaza, No. 8 Xinyuan S. Road

Chaoyang District, Beijing 100027

People’s Republic of China

June 5, 2017

VIA EDGAR

Mr. Craig D. Wilson, Sr. Asst. Chief Accountant

Mr. David Edgar, Staff Accountant

Office of Information Technologies and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Weibo Corporation (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2016
Filed April 27, 2017
File No. 001-36397

Dear Mr. Wilson and Mr. Edgar:

This letter sets forth the Company’s responses to the comments contained in the letter dated May 19, 2017 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2016 (the “2016 Form 20-F”). The Staff’s comments are repeated below and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2016 Form 20-F.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Revenue recognition, page F-14

1.                                      We note your statement in your earnings call for the third quarter of 2016 that video advertising revenue accounted for 10% of total advertising revenue in the quarter. Please tell us your revenue recognition policy for such revenue and what consideration was given to separately quantifying this revenue stream in your discussion of results of operations within your Monetization discussion on page 76.

The Company respectfully advises the Staff that video is one of the formats to deliver advertisements on Weibo, similar to photo, text and other formats. Advertising and marketing services presented in video-format are accounted for the same way as when presented in other formats, namely revenue is recognized when the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) the price is fixed or determinable; (3) the service is performed; and (4) collectability of the related fee is reasonably assured. For most of the Company’s current ad products, advertisements in video-format are subject to the same pricing as in other formats. For example, in the case of FST (promoted ads), if an ad is sold on a cost per thousand impressions (CPM) basis, the customer is not charged differently whether the ad is later presented in the form of video, photo or otherwise. Since ad format does not impact pricing in such cases, having a different ad format does not impact revenue recognition.

The Company did not specifically quantify the amount of video advertising revenue when discussing monetization in the 2016 Form 20-F because of the following reasons:

(1)  The online advertising industry has been rapidly evolving in China, and video ad on social media is a recent development. The Company launched video ads on a trial basis in the second quarter of 2016 and for the most part of 2016, the product was under beta testing. Due to the early stage of video ads on its platform, the Company has not yet established a consistent mechanism to allocate advertising revenues among all formats, including video, photo and mixed-format ads. The Company believes the online ad industry in China has not formed a consensus on this subject matter either, which leads to inconsistent practices across industry participants. For example, Graphics Interchange Format (GIF) is treated as photos in certain cases while as video in others. As another example, the Company is experimenting with placing advertiser logo on the corner of video content, such as sports short videos. In such cases, the ad logo, technically static, when placed on short video content would attract customers with video ad budget. Consequently, the Company does not believe it is meaningful to disclose such information in the Form 20-F at this stage.

(2) The Company monitors its operation with numerous indicators, and it only discloses the disaggregated information that can help investors understand the Company’s performance and meaningfully compare it with the Company’s historical track record and performance of other market players. With this standard, the Company has disclosed revenue by customer segment, e.g., key accounts and small & medium enterprises, as well as revenue by platform, e.g., mobile and PC ads. By the same standard, the Company did not specifically quantify the advertising revenues from video ads or ads in any other formats, as they did not offer the benefit to compare with either the Company’s historical data or information disclosed by other industry peers in China. As video ads on social media become more common in China and video ads standardize, a consensus for calculating video ads may form that enables such information to be comparable across reporting periods and across industry players.

The Company respectfully advises the Staff that it will examine the necessity and feasibility to disclose an accurate percentage of video advertising revenue in the future. If the industry forms a consensus on how to allocate revenues among presentation formats and other market players have started disclosing the same information, the Company will consider disclosing such information.

Note 9. Income Taxes, page F-32

2.                                      We note that you have a full valuation allowance against net operating loss (“NOL”) carryforwards and a partial valuation allowance against other deferred tax assets. Please explain your basis for the valuation allowances in light of your cumulative income before income tax expense in recent years. Also, with regard to the decrease in NOL carryforwards in 2016 please clarify how much of the decrease was due to utilization as compared to expiration. Refer to ASC 740-10-30-16 through 24.

The Company respectfully advises the Staff that NOL carryforwards as of December 31, 2016 consisted of NOL carryforwards in the amount of $114.2 million resulting from the Company’s carve-out from SINA and cumulative loss of the Company’s entities in the amount of $15.1 million.

When the consolidated financial statements were prepared on a carve-out basis, the income tax was determined on a historical and hypothetical separate return basis, and the valuation allowance against the deferred tax assets was assessed based on projected separate return results and tax planning strategies that are both prudent and feasible. The NOL carryforwards calculated on a carve-out basis were not recorded in the tax book of Weibo group entities, but in that of SINA group entities. Since there is a strict tax deduction rule that applies to legal entities in China (expenses can only be deducted with valid tax invoice for each specific entity), it is more likely than not that such loss will not be utilized in the foreseeable future. Consequently, a full valuation allowance was provided for such NOL calculated on a carve-out basis. NOLs are valid for five years in China.

In addition, for certain of the Company’s entities which have cumulative loss, full valuation allowance was provided to the NOL because the Company does not expect to realize the benefit in the foreseeable future based on the projected results of these entities.

The Company further advises the Staff that other deferred tax assets (“DTA”) mainly resulted from the differences between the financial reporting and tax bases of depreciation, the allowance for doubtful accounts, accrued and other liabilities and investment impairment charges for China operations as of December 31, 2015 and 2016. It is the Company’s experience with China’s tax authorities that bad debt expense and investment impairment charges only become deductible when there is substantive evidence, such as a formal government declaration of bankruptcy on the customer/investee, cancellation of business license when the customer/investee stops operation or judgment or arbitral award in the case of lawsuit. Given that the Company has been unsuccessful in obtaining approval from the relevant tax authorities for the deduction of the tax allowance on bad debt expense and investment impairment charges in the recent years, the Company believes it is more likely than not that these DTA will not be utilized in the foreseeable future. Accordingly, a full valuation allowance was provided to such DTA. For other DTA from depreciation, accrued and other liabilities, no valuation allowance was recorded, the Company believes the differences between the financial reporting and tax bases of these DTA were temporary, and, thus, it is more likely than not that these DTA will be utilized in the foreseeable future.

The Company confirms that it will revise the disclosures in its future Form 20-F filings in substantially the same form as follows (the revised part is underlined) with necessary updates:

“Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including (i) future reversals of existing taxable temporary differences; (ii) future taxable income exclusive of reversing temporary differences and carry forwards; and (iii) tax planning strategies. The valuation allowance on deferred tax assets as of December 31, 2015 and 2016 was $44.7 million and $40.7 million, respectively. The change in valuation allowance was primarily due to bad debt expenses and investment impairment charges, as well as the expiration of net operating loss carry forward. Historically, deferred tax assets were valued using the statutory rate of 25%. As of December 31, 2015 and 2016, the Group had net operating loss carryforwards totaling $160.5 million and $129.3 million, respectively, for which full valuation allowance was provided. In 2016, $38.9 million of the net operating loss carryforwards expired and none was utilized. Net operating loss carry forwards as of December 31, 2016 will expire, if unused, in the year ending December 31, 2020 through December 31, 2021.”

*              *              *

If you have any additional questions or comments regarding this submission, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP, at +852 3740 4863, or Sandy Xu, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP at +86 10 6533 2992.

Very truly yours,

/s/ Herman Yu
Herman Yu
Chief Financial Officer

cc:   Charles Chao, Chairman of the Board, Weibo Corporation

Gaofei Wang, Chief Executive Officer, Weibo Corporation

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Will H. Cai, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Sandy Xu, PricewaterhouseCoopers Zhong Tian LLP